UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
Overseas Shipholding Group, Inc.
(Name of Issuer)
   Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
69036R863
(CUSIP Number)
   ●
c/o Saltchuk Resources, Inc.
450 Alaskan Way South, Suite 708
Seattle, Washington 98104
(206) 652-1111
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 25, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Saltchuk Resources, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 15,203,554
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,203,554
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 15,203,554
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.0%[1]
14	Type of Reporting Person CO

____________________
1 Calculated based on 72,371,476 shares of Class A common stock, $0.01 par value per share (the “Common Stock”), of Overseas Shipholding Group, Inc. (the “Issuer”), outstanding as of November 2, 2023, comprised of 72,371,476 shares of Common Stock, and excluding penny warrants exercisable for 809,575 shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2023.

1	Name of Reporting Person Saltchuk Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC, BK, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 15,203,554
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,203,554
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 15,203,554
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.0%[2]
14	Type of Reporting Person HC

____________________
2 Calculated based on 72,371,476 shares of Common Stock of the Issuer, outstanding as of November 2, 2023, comprised of 72,371,476 shares of Common Stock, and excluding penny warrants exercisable for 809,575 shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2023.

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.       Identity and Background.

Item 2 is hereby amended by deleting Schedules I and II referenced therein and replacing it with Schedules I and II included with this Amendment.

Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Reporting Persons anticipate that approximately $6.25 per share will be expended in acquiring all of the outstanding shares of Common Stock of the Issuer not already owned by the Reporting Persons. It is anticipated that the acquisition of the shares would be funded through a combination of equity capital of the Reporting Persons and funds available under the Reporting Persons’ credit facilities. The Reporting Persons plan to retain or refinance Issuer’s existing debt.

Item 4.       Purpose of the Transaction.

Item 4 is hereby amended and supplemented by the following:

On January 25, 2024 the board of directors of Saltchuk Holdings authorized management to renew discussions with the Issuer regarding a possible acquisition of its outstanding common stock.  On January 26, 2024, Saltchuk Holdings delivered a preliminary, non-binding letter (the “Proposal”) to the board of directors of the Issuer proposing to acquire all of the outstanding shares of common stock of the Issuer (including any shares issuable upon exercise of outstanding options, warrants, or other exercisable securities) not already owned by the Reporting Persons for $6.25 per share.

The transaction contemplated by the Proposal would be subject to customary closing conditions and requisite regulatory approvals, as set forth in definitive transaction documents.

If the transaction contemplated by the Proposal were consummated, the Common Stock of the Issuer would be eligible for termination of registration under the Securities Exchange Act of 1934 and delisting from the New York Stock Exchange.

No assurance may be given that any definitive agreement will be entered into, that the transaction contemplated by the Proposal will be consummated, or that a transaction will be consummated on the terms set forth in the Proposal. No legally binding obligation with respect to a transaction between the Reporting Persons or their affiliates and the Issuer will exist unless and until mutually acceptable definitive documentation has been executed and delivered. The Reporting Persons may modify or withdraw the Proposal at any time and for any reason.

The description of the Proposal in this Item 4 is not intended to be complete and is qualified in its entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit B and incorporated herein by reference.

The transaction contemplated by the Proposal may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including an extraordinary corporate transaction involving the Issuer and a change in the present board of directors or management of the Issuer. Except as described in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

Each of Item 5(a), (b) and (c) is hereby amended and restated in its entirety as follows:

(a)     The Reporting Persons may be deemed to beneficially own 15,203,554 shares of Common Stock of the Issuer. Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 6, 2023, the shares of Common Stock deemed to be beneficially owned by the Reporting Persons constitute approximately 21.0% of the issued and outstanding shares of Common Stock of the Issuer. Except as disclosed herein, none of the Reporting Persons or, to their knowledge, any of the persons listed in Schedule I or II hereto, beneficially owns any shares of the Issuer or has the right to acquire any shares of the Issuer.

(b)     The Reporting Persons have sole voting power and sole dispositive power with respect to the 15,203,554 shares of Common Stock.

(c)     None of the persons listed on Schedule I or II hereto have effected transactions in the Common Stock of the Issuer within the past 60 days.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The description under Item 4 is incorporated herein by reference in its entirety.

Item 7.       Material to be Filed as Exhibits.

A.	Joint Filing Agreement dated July 1, 2021, by and between the Reporting Persons (incorporated by reference to the Schedule 13D/A filed with the Securities and Exchange Commission on July 2, 2021)

B.	Proposal, dated January 26, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2024
SALTCHUK RESOURCES, INC.

/s/ Jerald W. Richards
By: Jerald W. Richards Title: Senior Vice President, Chief Financial Officer & Assistant Secretary

SALTCHUK HOLDINGS, INC.

/s/ Jerald W. Richards
By: Jerald W. Richards Title: Senior Vice President, Chief Financial Officer & Assistant Secretary

Schedule I

SALTCHUK HOLDINGS, INC.

Executive Officers
Name	Position with Reporting Person	Citizenship	Principal Occupation and Address
Mark N. Tabbutt	President and Chairman; Director	United States	*
Jerald W. Richards	Senior Vice President, Chief Financial Officer & Assistant Secretary	United States	*
David R. Stewart	Senior Vice President, General Counsel, Chief Ethics Officer & Secretary	United States	*
Colleen Rosas	Senior Vice President Human Resources	United States	*
Brian Reid	Vice President, Controller & Assistant Treasurer	United States	*
Christopher A. Coakley	Vice President of Government Affairs	United States	*
Elizabeth Joy	Vice President, Finance & Treasurer	United States	*

Directors
Name	Position with Reporting Person	Citizenship	Principal Occupation and Address
Scott Anderson	Director	United States	Private Investor & Board Member †
Timothy B. Engle	Director	United States	**
Daniel Stuart Fulton	Director	United States	Retired CEO of Weyerhaeuser Company, a forest products company†
Leslie Paul Goldberg	Director	United States	Business Consultant & Board Member†
Brandon Pedersen	Director	United States	Retired Chief Financial Officer of Alaska Airlines, an airline †
Susan Mullaney	Director	United States	Senior Advisor, The Boston Consulting Group †
Nicole Piasecki	Director	United States	Retired Vice President and General Manager of the Propulsion Systems Division of Boeing, a commercial aircraft company †
Mark Sterrett	Director	United States	Principal at Makai Advisory LLC, a financial advisory firm †
Denise G. Tabbutt	Director	United States	**
Mark N. Tabbutt	President and Chairman; Director	United States	*

* The present principal occupation for each of these individuals is executive officer of the Reporting Persons and the business address for each of these individuals is c/o Saltchuk Holdings, Inc., 450 Alaskan Way South, Suite 708, Seattle, Washington 98104.

** The present principal occupation for each of these individuals is director of the Reporting Person and the business address for each of these individuals is c/o Saltchuk Holdings, Inc., 450 Alaskan Way South, Suite 708, Seattle, Washington 98104.

† The business address for each of these indivduals is c/o Saltchuk Holdings, Inc., 450 Alaskan Way South, Suite 708, Seattle, Washington 98104.

Schedule II

SALTCHUK RESOURCES, INC.

Directors and Executive Officers
Name	Position with Reporting Person	Citizenship	Principal Occupation and Address
Mark N. Tabbutt	President and Chairman; Director	United States	*
Jerald W. Richards	Senior Vice President, Chief Financial Officer & Assistant Secretary; Director	United States	*
David R. Stewart	Senior Vice President, General Counsel, Chief Ethics Officer & Secretary; Director	United States	*
Colleen Rosas	Senior Vice President Human Resources; Director	United States	*
Brian Reid	Vice President, Controller & Assistant Treasurer	United States	*
Christopher A. Coakley	Vice President of Government Affairs	United States	*
Elizabeth Joy	Vice President, Finance & Treasurer	United States	*

* The present principal occupation for each of these individuals is executive officer of the Reporting Persons and the business address for each of these individuals is c/o Saltchuk Resources, Inc., 450 Alaskan Way South, Suite 708, Seattle, Washington 98104.